                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                                  Science Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X                           Form 40-F _______
              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ________                            No    X
                                               --------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: November 25, 2003              By  /s/ Lora  Ho
                                        -----------------------------------
                                        Lora  Ho
                                        Vice President & Chief Financial Officer

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               Taiwan Semiconductor Manufacturing Company Limited
                          For the month of October 2003

This is to report 1) the trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM); 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of October 2003.

1) The trading of directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares:

-------------------------------------------------------------------------------------------------------
                                                Number of             Number of
       Title                  Name           shares held as         shares held as          Changes
                                              September 30,           October 31,
                                                  2003                    2003
-------------------------------------------------------------------------------------------------------
Director & President      Rick Tsai              21,657,456           21,537,456           -120,000
-------------------------------------------------------------------------------------------------------
Vice President            C. C. Wei               3,925,721            3,747,721           -178,000
-------------------------------------------------------------------------------------------------------
Vice President            Mark Liu                8,478,995            8,358,995           -120,000
-------------------------------------------------------------------------------------------------------
Vice President            Genda Hu                1,450,508            1,396,508            -54,000
-------------------------------------------------------------------------------------------------------
Vice President            Chung-Shih Hsu          1,065,724            1,038,724            -27,000
-------------------------------------------------------------------------------------------------------
Vice President            Kenneth Kin             2,142,515            2,072,515            -70,000
-------------------------------------------------------------------------------------------------------
Vice President            Ping Yang               5,251,812            5,031,812           -220,000
-------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and shareholders who own more than 10% of total outstanding common shares: None.

3) The acquisition of assets:

-------------------------------------------------------------------------
    Description of assets                               Purchase price
-------------------------------------------------------------------------
Manufacturing Equipment                                NT$2,947,255,981
-------------------------------------------------------------------------
Facility and engineering equipment                       NT$603,250,501
-------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.